SMIC and ASML sign a Volume Purchase Agreement worth 450 million Euros

SHANGHAI, Oct. 27, 2014 — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) the largest and most advanced pure-play foundry provider in China,  and ASML Holding N.V. (“ASML”), the world’s leading provider of lithography systems, announce the signing of a volume purchase agreement (VPA) that will provide SMIC with lithography systems from ASML. The VPA which is worth approximately 450 million Euros and is part of a strategic partnership between the companies that will help facilitate the timely expansion of SMIC’s advanced technology capacities.

Lithography is a critical step in the manufacturing of semiconductors and helps to create complex structures that make up the transistors on a wafer. Under the agreement ASML will provide lithography tools such as the TWINSCAN NXT system designed for volume production of 300mm wafers at the 32nm node and beyond. Some of the specific benefits include increased productivity, unprecedented overlay performance and maximum image performance for each wafer.

“SMIC is the most advanced wafer foundry in China and ASML is the leading provider for lithography systems, and we believe that this partnership will complement both sides” said Dr. Tzu-Yin Chiu, Chief Executive Officer and Executive Director of SMIC. “We chose ASML as our provider due to their world-class products and services, and this cooperation will facilitate and strengthen the development of our advanced technologies.”

“ASML is always committed to provide services that match the needs of our customers,” said Peter Wennink, President and Chief Executive Officer of ASML. “We are pleased to have SMIC as one of our customers, and the purchase of our lithography systems shows SMIC’s recognition and trust in our technology. China is an important market for us and through this agreement, we hope to increase our presence and gain a stronger foothold with the Chinese customers. We believe this is a win-win solution where both parties can benefit from the deal.”

Lilianne Ploumen, the Dutch Minister for Foreign Trade and Development Cooperation, accompanied by members of the Dutch Consulate, attended the signing ceremony as part of an economic mission to strengthen economic ties between the Netherlands and China.

At the ceremony, Minister Ploumen said, “China is an important market that continues to grow. The signing ceremony between SMIC and ASML marks the increasing high-tech cooperation between China and the Netherlands, and I sincerely hope that this continues to develop further.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing and a majority owned 300mm fab for advance nodes under development; a 200mm fab in Tianjin; and a 200mm fab project under development in Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 13,800 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This document contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this document, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 14, 2014, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this document.

SMIC Contact Information:

English Media
Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Chinese Media
Jane Tang
Tel: +86-21-3861-0000 x10088
Email: Jane—Tang@smics.com

ASML Contact Information:

Karen Lo
Tel: +886-939-788-635
Email: karen.lo@asml.com